                                                                     Exhibit 11

                           SONAT INC. AND SUBSIDIARIES
                        COMPUTATION OF EARNINGS PER SHARE

                                        Three Months        Nine Months
                                     Ended September 30, Ended September 30,
                                         1994     1993      1994      1993
                                     (In Thousands Except Per-Share Amounts)

       Primary Earnings Per Share (1)

Earnings:

  Income from Continuing Operations
     before Extraordinary Item          $35,292  $20,294  $119,443  $215,082
  Extraordinary Loss                       -        -         -       (3,829)

       Net Income                       $35,292  $20,294  $119,443  $211,253

Common Stock and Common Stock Equivalents:

  Weighted Average Number of Shares
     of Common Stock Outstanding         87,192   86,957    87,187    86,574
  Common Stock Equivalents Applicable
     to Outstanding Stock Options         1,058    1,141       959       998

  Weighted Average Number of Shares
     of Common Stock and Common Stock
     Equivalents Outstanding             88,250   88,098    88,146    87,572


Primary Earnings Per Share:

  Income from Continuing Operations
     before Extraordinary Item          $   .40  $   .23  $   1.36   $  2.45
  Extraordinary Loss                       -        -         -         (.04)

                                        $   .40  $   .23  $   1.36   $  2.41

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(1)  This calculation is submitted in accordance
     with Regulation S-K Item 601(b)(11) although not required by Footnote 2 to Paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%. For this reason, the primary earnings per share amounts shown for both nine month periods do not agree with primary earnings per share shown on the Condensed Consolidated Statements of Income in
     Part I.